UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25                 ----------------
                                                               SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING              1-5901
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                                                               ----------------
                                                                 CUSIP NUMBER
                                                                   302747100
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           (Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K
                        [_] Form 10-Q [_] Form N-SAR [_] Form N-CSR

                 For Period Ended:             November 30, 2004
                                    --------------------------------------

                     [_] Transition Report on Form 10-K
                     [_] Transition Report on Form 20-F
                     [_] Transition Report on Form 11-K
                     [_] Transition Report on Form 10-Q
                     [_] Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ---------------------------------

PART I - REGISTRANT INFORMATION

FAB INDUSTRIES, INC.
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Full Name of Registrant

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Former Name if Applicable

200 MADISON AVENUE
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Address of Principal Executive Office (Street and Number)

NEW YORK, NY  10016
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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         [X]      (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

         [_]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K,
                           Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]      (c)      The accountant's statement or other exhibit
                           required by Rule 12b-25(c) has been attached if applicable (attached as EXHIBIT 1 hereto).

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Under the Company's plan of liquidation, the Company will be required to transfer its assets and liabilities to a liquidating trust on May 30, 2005 if the Company's business is not sold by such date. The liquidating trust would then succeed to all of the Company's remaining assets and liabilities.

Currently, due to the uncertainty as to whether the Company will be sold prior to May 30, 2005, the Company and its accountants, BDO Siedman, LLP, have determined that it is more appropriate to present the Company's financial statements on a liquidation basis. As a result, the Company will be required to determine the value of its assets on a liquidation basis. The Company is currently in the process of conducting the required appraisals and will not be able to timely file its annual report on Form 10-K for the fiscal year ended November 27, 2004.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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          SAMSON BITENSKY               212                      592-2700
          ---------------               ---                      --------
             (Name)                 (Area Code)             (Telephone Number)
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                           [X]  Yes     [_]  No


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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X]  Yes     [_]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As described in Part III hereof, the Company is currently in the process of conducting appraisals to present its financial statements on a liquidation basis. It is likely that following the completion of these appraisals, the carrying value of certain of the Company's assets will need to be reduced. Any impairment in the carrying value of the Company's assets will negatively affect the Company's operating results recorded for the fiscal year ended November 27, 2004. As the Company's appraisals have not yet been completed, the Company cannot reasonably quantify the extent to which the Company's results of operations for its fiscal year ended November 27, 2004 will differ from those for its fiscal year ended November 30, 2003.



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                               FAB INDUSTRIES INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     February 28, 2005                  By  /s/ Samson Bitensky
     -------------------------                  ----------------------------
                                                Name:    Samson Bitensky
                                                Title:   Chairman and
                                                         Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).